Exhibit 10.1

CONSULTING AGREEMENT

WHEREAS, Alliance One International, Inc. (“AOI”) is in need of consulting services, and in particular is looking to retain a consultant to serve as Consultant and Interim Chief Executive Officer (“Consultant and Interim CEO”); and

WHEREAS, Meriturn Partners is a Company with expertise in assisting companies with restructuring efforts, and Meriturn is willing to provide consulting services to AOI; and

WHEREAS, Mark Kehaya is a partner in Meriturn Partners, LLC, and Kehaya has significant knowledge and experience in AOI’s industry due to his prior employment with AOI’s predecessor, and his long service on AOI’s Board of Directors,

NOW THEREFORE, the parties agree as follows:

1.	Agreement. This Consulting Agreement (hereinafter the “Agreement”) is entered into as of December 1, 2010 (the “Effective Date”), by and between Alliance One International, Inc., a Virginia corporation (“AOI”), and Meriturn Partners, LLC (“Meriturn”), and to confirm his acceptance of the individual obligations in Sections 2, 10, 11, 12, 13 and 15 and the provisions of Section 21, Mark Kehaya has also executed this Agreement.

2.	Position and Responsibilities. Meriturn agrees that it shall provide consulting services to AOI as of December 1, 2010 and these services shall include providing a Consultant and Interim CEO and such other temporary staff as it may from time to time require to supplement its consulting functions. The Consultant and Interim CEO shall be Mark Kehaya (“Kehaya”), who shall begin performing services effective December 14, 2010. Meriturn may assign other temporary staff to assist Kehaya in providing consulting services to AOI at no additional cost to AOI, with advance notice to AOI and with AOI’s express agreement to the use of such additional resources. Meriturn and Kehaya shall perform the services assigned to him by AOI’s Board of Directors (the “Board”). Meriturn and Kehaya shall perform and discharge those services consistent with this position or such other positions as may be assigned to him by the Board, to the reasonable satisfaction of the Board. Nothing in this Agreement shall limit the reasonable expansion and/or change in the scope of Meriturn’s services. Kehaya will devote the majority of his professional and business-related time, skills and best efforts to fully perform his duties as Consultant and Interim CEO. AOI understands and agrees that Kehaya will remain as a partner in Meriturn, and that Kehaya may perform limited consulting and other services for Meriturn so long as those services do not interfere with his ability to fully perform his duties as Consultant and Interim CEO for AOI. Meriturn agrees to require Kehaya to comply with all of AOI’s policies, standards and Code of Business Conduct, as they may be modified by AOI from time to time, and to follow the instructions and directives promulgated by the Board.

3.	Term. The Initial Term of this Agreement will be for a period of twelve months, beginning on the Effective Date. The Initial Term will automatically renew for additional, successive three month periods (each such renewal is a “Renewal Term”) unless either party gives the other notice in writing 30 days prior to the end of the Initial Term or any Renewal Term.

4.	Compensation. AOI will pay Meriturn the gross amount of Forty Five Thousand Three Hundred Seventy Five Dollars ($45,375) per month for services performed by Meriturn under this Agreement. Payment for each month’s services will be made by the end of that month. Any partial months will be paid on a pro-rata basis.

5.	Independent Contractor. The parties understand and agree that Meriturn is an independent contractor, and that Kehaya and other temporary staff assigned by Meriturn to assist AOI are not employees of AOI. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, employment or joint venture relationship between Meriturn, its partners and employees, and AOI.

6.	Federal, State and Local Taxes. Because Meriturn’s partners and employees are not employees of AOI, neither federal, state, nor local income tax, nor any other payroll tax of any kind, shall be withheld or paid by AOI on behalf of Meriturn or any of its employees. In accordance with the terms of this Agreement and the understanding of the parties herein, Meriturn’s employees and partners are not employees of AOI and shall not be treated as such with respect to the services performed hereunder for federal or state or local tax purposes.

7.	Fringe Benefits. Because Meriturn is engaged as an independent contractor, its employees and partners are not eligible for, nor entitled to, and shall not participate in, any of AOI’s pension, health or other fringe benefit plans. Because Meriturn is engaged as an independent contractor, AOI will not provide workers’ compensation insurance for Meriturn’s employees and partners. Meriturn shall provide AOI with evidence of workers’ compensation coverage for its workers as required by law.

8.	Insurance. Meriturn shall maintain insurance of the types and in the amounts typically maintained by businesses of the same type as that of Meriturn.

9.	Termination of Engagement. The Initial Term or any Renewal Term may be terminated as provided in this Section.

9.1	Termination by AOI for Cause. AOI may terminate Meriturn’s engagement immediately for any of the following causes and reasons: (A) any violation of this Agreement, (B) Meriturn or Kehaya is convicted of or enters a plea of nolo contendere to a felony or misdemeanor involving moral turpitude; (C) Kehaya’s substance abuse which the Board determines in good faith adversely affects his ability to perform his duties; (D) Meriturn or Kehaya engages in conduct that constitutes gross neglect or gross misconduct in carrying out its/his duties under this Agreement, resulting in material harm to the financial condition or reputation of AOI; (E) Meriturn or Kehaya engages in any act of dishonesty or theft, fraud, embezzlement, or unauthorized use of the property of AOI; (F) Meriturn or Kehaya usurps or diverts any business opportunity of AOI for personal benefit; (G) Meriturn or Kehaya refuses to comply with lawful directives of the Board; or (H) Meriturn or Kehaya violates AOI’s rules, policies, or Code of Business Conduct, or otherwise demonstrates unacceptable or disruptive behavior which AOI determines in good faith adversely affects its/his ability to perform its/his duties or results in material harm to the financial condition or reputation of AOI. AOI may also terminate Meriturn’s engagement due to Kehaya’s failure to perform his duties in a satisfactory matter, as determined by AOI in good faith, provided however that AOI shall first have given Meriturn written notice of the failure or refusal to perform duties in a satisfactory manner and a 30 day period to cure before termination of the engagement. A termination by AOI under this Section 9.1 is referred to hereinafter as a termination for “Cause.” A termination for Cause shall be effective immediately or at such other time as AOI may determine.

9.2	Death. Meriturn’s engagement shall terminate immediately in the event of Kehaya’s death.

9.3	Notice. Either party may terminate this Agreement and end Meriturn’s engagement at any time upon thirty (30) days written notice.

9.4	Payments Due Upon Termination of Engagement. In the event Meriturn’s engagement with AOI is terminated, Meriturn shall be entitled to the pro-rata portion of the payment specified in Section 4 which has been earned prior to the termination date, and shall not be entitled to any other payment pursuant to this Agreement.

10.

Return Of Property. Immediately upon the termination of Meriturn’s engagement for whatever reason or during the engagement whenever requested by AOI, Meriturn and Kehaya will return to AOI all of AOI’s property in Meriturn’s or Kehaya’s possession or control, including, but not limited to, all documents, keys, office supplies, and computer and office equipment. Meriturn further acknowledges that as a result of Meriturn’s engagement with AOI, Meriturn and/or Kehaya may come into the possession and control of tangible Confidential Information, as that term is defined in this Agreement, belonging to AOI, including, but not limited to proprietary documents, files, plans, computer programs and records, or other proprietary material. Immediately upon the termination of Meriturn’s engagement for whatever reason or during such engagement whenever requested by AOI, Meriturn and Kehaya shall return to AOI, and shall not retain, any and all such Confidential Information and any copies or other recordings of such materials in whatever form.

11.	Non-Competition. Meriturn and Kehaya acknowledge and agree that AOI is a leading independent leaf tobacco merchant which selects, purchases, processes, packs, stores and ships leaf tobacco. Meriturn and Kehaya acknowledge and agree that AOI is a global company, has employees and offices in many countries, conducts business and provides services throughout the world, and is actively engaged in further developing its global operations and reach. Meriturn and Kehaya further acknowledge and agree that Meriturn and Kehaya are responsible for and directly involved in developing goodwill and business relationships for the benefit of AOI; Meriturn and Kehaya are responsible for the operation and development of AOI’s business in North Carolina, the United States, and many locations and countries in the world where AOI actively engages in business or actively seeks business; Meriturn and Kehaya have knowledge of AOI’s most proprietary and valuable Confidential Information, and have been and will be compensated for the development, and supervising the development, of the same; and that Meriturn and Kehaya have unique insight into and knowledge of the skills, talents and capabilities of AOI’s key employees. Meriturn and Kehaya further acknowledge and agree that the covenants contained in Sections 10, 11, 12, 13 and 15 of this Agreement are reasonable and necessary to protect the legitimate business interests of AOI, in view of, among other things, the short duration of the restrictions, the narrow scope of the restrictions, and AOI’s interests in protecting its goodwill, valuable Confidential Information, trade secrets, and its business relationships with customers throughout the world. Kehaya agrees that his professional activities are broad based and include involvement in industries other than leaf tobacco and his background and capabilities will allow him to seek and accept employment acceptable to him without violation of the restrictions contained in this Agreement. Meriturn and Kehaya acknowledge and agree that this Agreement, including the compensation that both Meriturn and Kehaya will obtain by virtue of this Agreement, constitutes sufficient consideration for the promises set forth in Sections 10, 11, 12, 13 and 15 of this Agreement. Meriturn agrees that its business is broad based and focused on industries other than leaf tobacco, and it will be able to carry on its business without violation of the restrictions contained in this Agreement.

11.1	Meriturn and Kehaya covenant and agree that during the Restricted Period, and within the Restricted Territory (as defined below), neither of them will solicit or accept any Competitive Business from, or engage in any Competitive Business with, any Customer or Prospective Customer of AOI, whether for Kehaya’s or Meriturn’s own account and personal benefit or as an employee, contractor, owner, or Meriturn of a third party or other person or entity. This restriction shall apply only to those Customers and Prospective Customers of AOI with which Kehaya or any AOI employee directly reporting to Kehaya has had business contacts or dealings, or about which Kehaya or any AOI employee directly reporting to him has had knowledge of Confidential Information, or about which Kehaya or any AOI employee directly reporting to him has had knowledge of AOI’s products or services provided or proposed to be provided to or for the Customer or Prospective Customer.

11.2	Meriturn and Kehaya covenant and agree that during the Restricted Period and within the Restricted Territory (as defined below), neither of them will compete with AOI by engaging in any capacity in the ownership, management, supervision, operation or control of a business that competes with AOI or conducts Competitive Business, or by working or providing services for a business that competes with AOI or offers or conducts Competitive Business in any capacity in which Meriturn or Kehaya would be assisting directly in conducting Competitive Business.

11.3	For the purposes of the covenants in Section 11 and 12 of this Agreement, the following definitions shall apply:

11.3.1	“Restricted Period” shall mean shall mean the duration of Meriturn’s engagement by AOI and the twelve (12) month period immediately following the termination of Meriturn’s engagement with AOI by either party at any time for any reason.

11.3.2	“Restricted “Territory” means the geographic areas and locations where AOI and its affiliates carry on or transact their business, AOI and its affiliates sell or market their products or services, and AOI or its affiliates’ customers are located, including without limitation (A) the world, (B) Africa, Asia, Europe, North America and South America, (C) each of the countries in Africa, Asia, Europe, North America and South America, respectively, as if listed individually herein, (D) Brazil, (E) the United States of America, (F) each of the states of the United States of America as if listed individually herein, (G) the State of North Carolina, (H) the Commonwealth of Virginia, (I) each county within the State of North Carolina as if listed individually herein, (J) each county within the Commonwealth of Virginia as if listed individually herein, (K) the territory within a 100 mile radius of AOI’s office in Morrisville, North Carolina, and (L) the territory within a 100 mile radius of each other office of AOI or any affiliate (whether now existing or hereafter established) as if listed individually herein.

11.3.3	“Competitive Business” shall mean soliciting, pursuing, obtaining, making or performing a contract or agreement for the purchase or funding of products or services that are the same as, substantially similar to, or otherwise competitive with AOI’s products or services, which contract or agreement would (i) replace, substitute for, take the place of, supersede, supplement, eliminate, reduce, diminish, alter, compete against or adversely affect in any way an existing or prospective contract or agreement between AOI and any of its Customers or Prospective Customers, and/or (ii) provide for the purchase or funding of new products or services that are the same as, substantially similar to, or otherwise competitive with AOI’s products or services.

11.3.4	“Customer” of AOI shall mean any person, government agency, company or other entity or organization that has purchased AOI’s products or services, or contracted or agreed with AOI for the purchase of AOI’s products or services, within the twelve (12) month period preceding Meriturn’s or Kehaya’s breach or attempted breach of any of the covenants in Sections 11 and 12 of this Agreement with respect to said Customer.

11.3.5	“Prospective Customer” of AOI shall mean any person, government agency, company or other entity or organization with which AOI had substantive discussions, or to which AOI made a presentation or submitted a quote or proposal, concerning the purchase of AOI’s products or services within the twelve (12) month preceding Meriturn’s or Kehaya’s breach or attempted breach of any of the covenants contained in Sections 11 and 12 of this Agreement with respect to said Prospective Customer.

11.3.6	“AOI,” including all references to “AOI” in each of the above definitions, shall include its subsidiaries and affiliates.

11.4	Nothing in this Agreement shall be construed to prevent Meriturn or Kehaya from, or require AOI’s consent to: (i) investing personal assets in businesses that do not compete with AOI, or (ii) purchasing securities in any corporation whose securities are listed on a national securities exchange or regularly traded in the over-the-counter market, provided that neither Meriturn nor Kehaya owns, directly or indirectly, in excess of one percent (1%) of the outstanding stock of any class of any such corporation engaged in a business competitive with that of AOI.

12.	Covenants Against Solicitation.

12.1	Meriturn and Kehaya covenant and agree that during the Restricted Period, and within the Restricted Territory, neither Meriturn nor Kehaya will (i) either individually or for or through any third party or other person or entity, induce, advise, request, solicit, influence or attempt to induce, advise, request, solicit or influence any Customer or Prospective Customer of AOI to cease, limit, reduce, avoid or adversely alter its purchasing of AOI’s products or services, or its contracting or agreeing with AOI for purchase of AOI’s products or services, or (ii) divert from AOI, or take any action detrimental to, the existing and prospective business or contractual relationships between AOI and any of its Customers or Prospective Customers.

12.2	Meriturn and Kehaya covenant and agree that during the Restricted Period, Meriturn and Kehaya will not, whether for Meriturn’s or Kehaya’s own account or for the account of a third party or other person or entity, hire, employ, solicit, endeavor to entice away from AOI, or otherwise interfere with the relationship of AOI with, any employee or contractor who is employed by or under contract with AOI or who was employed by or under contract with AOI during the twelve (12) month period preceding the breach or attempted breach of this restriction.

13.	Confidentiality. Except as necessary for the purpose of performing Meriturn’s obligations under this Agreement or pursuant to written authorization from AOI, or as required by law, Meriturn and Kehaya shall hold in confidence and shall not: (a) directly or indirectly reveal, report, publish, disclose or transfer Confidential Information to any person or entity; (b) use any Confidential Information for any purpose other than for the benefit of AOI; or (c) assist any person or entity other than AOI to secure any benefit from the Confidential Information.

13.1	“Confidential Information” shall mean any confidential or proprietary information of AOI or its affiliates that has been disclosed or revealed to Meriturn or Kehaya or has been obtained, developed, or known by Meriturn or Kehaya in connection with, as a consequence of, or through the performance of, Meriturn’s services for AOI, including but not limited to know-how, trade secrets, software, disks, plans, designs, processes, formulas, manufacturing techniques, discoveries, inventions and ideas, product specifications, machinery, drawings, photographs, equipment, devices, tools and apparatus, sales and marketing data and plans, pricing and cost information, contract and proposal information, customer and supplier information, hiring and personnel information, financial information, and any other technical or business information which AOI or its affiliates have disclosed or revealed to Meriturn or Kehaya, or which have been obtained, developed, or known by Meriturn or Kehaya, as a consequence of, or through the performance of, Meriturn’s services for AOI, or in connection with Meriturn’s services or any other activities for AOI.

13.2	Meriturn and Kehaya agree that prior to responding to any valid subpoena, court order or other legal process which would require disclosure of Confidential Information encompassed by this paragraph, he or it shall promptly give AOI prior written notice of the subpoena, court order or other legal process in order to afford AOI an opportunity to challenge the subpoena, court order or other legal process.

13.3	Meriturn and Kehaya understand and agree that Meriturn’s and Kehaya’s obligations with respect to Confidential Information are continuing obligations and that any breach of these obligations may result in immediate termination of the engagement. Meriturn’s and Kehaya’s obligations under this Section 13 shall survive the termination of Meriturn’s engagement for any reason for a period of five (5) years after such termination with respect to Confidential Information that does not rise to the level of trade secrets under applicable law and for so long as such Confidential Information is a trade secret under applicable law (or for the maximum duration provided under such law) to the extent such Confidential Information rises to the level of a trade secret under applicable law.

14.

Indemnification. Subject to the requirements of this Section, AOI shall indemnify and hold Meriturn and Kehaya harmless from and against any judgments, fines, interest, charges, penalties or amounts paid in settlement, plus reasonable expenses (including reasonable attorneys’ fees), as a result of any civil liability, offense, action or proceeding arising, incurred, made or threatened to be made, by reason of Kehaya acting within the course and scope of his authority as Consultant and Interim CEO or by reason of any temporary staff assigned by Meriturn to provide consulting services acting within the course and scope of their authority to the fullest extent permitted by AOI’s Articles of Incorporation and applicable law. However, AOI will have no obligation to indemnify and hold Meriturn or Kehaya harmless pursuant to this Section unless (i) Meriturn and Kehaya promptly notify AOI’s Chief Legal Officer of any claim for which indemnity is sought, and (ii) AOI is afforded at its election the opportunity to defend such claim on Kehaya’s or Meriturn’s behalf.

15.	Inventions, Ideas, And Other Intellectual Developments. Meriturn and Kehaya agree to disclose promptly to AOI, or as directed by AOI, all discoveries, improvements, inventions, works of authorship and other intellectual property conceived or made by Meriturn or Kehaya alone or with others during the engagement hereunder which result from or relate to any services provided by Meriturn or Kehaya to AOI (collectively, “Inventions”). Meriturn and Kehaya acknowledge and agree that all rights, including all patent, copyright, trademark, trade secret and other intellectual property rights with respect to Inventions that (i) were created using property, equipment, supplies, facilities or Confidential Information of AOI; or (ii) were created during the hours for which Meriturn is to be or was compensated by AOI; or (iii) originated with the business of AOI or its actual or demonstrably anticipated research and development; or (iv) result, in whole or in part, from work performed by Meriturn or Kehaya for AOI (collectively “AOI Inventions”) (in each case, whether or not disclosed to AOI) shall belong to AOI, or its assigns. Meriturn and Kehaya hereby assign to AOI any rights it or he may have or acquire in AOI Inventions, including without limitation (a) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any AOI Invention and (b) all rights in any continued prosecution applications or requests for continued examination of counterparts thereof and all continuations, divisions and continuations-in-parts thereof, and all supplementary protection certificates, extensions, reissues, re-examinations and patents issuing therefrom in the U.S. and non-U.S. jurisdictions relating to such AOI Inventions. Meriturn and Kehaya acknowledge that copyrightable works prepared by Meriturn and/or Kehaya within the scope of this Agreement are “works made for hire” under the Copyright Act and that AOI will be considered the author of these works. Neither Meriturn nor Kehaya shall knowingly infringe on any third party’s intellectual property rights in the performance of Meriturn’s services hereunder.

15.1	Meriturn and Kehaya further agree, both during and after the term of this Agreement, as to all such AOI Inventions to assist AOI in every proper way (at AOI’s expense) to obtain and from time to time enforce patents, copyrights or other rights on said AOI Inventions in any and all countries, and to that end Meriturn and Kehaya will execute all documents for use in applying for and obtaining such patents and copyrights thereon and enforcing same, as AOI may desire, together with any assignments thereof to AOI or persons designated by it. Meriturn and Kehaya’s obligation to assist AOI in obtaining and enforcing patents, copyrights or other rights for such AOI Inventions in any and all counties shall continue beyond the termination of Meriturn’s engagement, but AOI shall compensate Meriturn or Kehaya at a reasonable rate after such termination for time actually spent by Meriturn or Kehaya at AOI’s request on such assistance, unless such time is necessitated by a breach by Meriturn or Kehaya of any of his or its obligations hereunder. In the event that AOI is unable for any reason whatsoever to secure Meriturn or Kehaya’s signature to any lawful and necessary document required to apply for or execute any patent, copyright or other applications with respect to such AOI Inventions and improvements (including renewals, extensions, continuations, divisions or continuations in part thereof), Meriturn and Kehaya hereby irrevocably designate and appoint AOI and its duly authorized officers and agents, as Meriturn’s and Kehaya’s agents and attorneys-in-fact to act for and in Meriturn’s and Kehaya’s behalf and instead of Meriturn and/or Kehaya, to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights or other rights thereon with the same legal force and effect as if executed by Meriturn and/or Kehaya. In the event that AOI executes any document as attorney-in-fact on behalf of Meriturn and/or Kehaya, AOI will take reasonable steps to notify Meriturn and/or Kehaya of such execution as soon as possible after such execution. Meriturn and Kehaya each further expressly acknowledge and agree that the foregoing power of attorney is coupled with an interest and is therefore irrevocable.

15.2	To the extent that Meriturn and/or Kehaya has any right of attribution and/or integrity in or to any specific portion of the AOI Inventions under the laws of the United States of America (including, but not limited to, Section 106A of the Copyright Act) or any foreign country, Meriturn and Kehaya hereby waive: (i) any right to prevent the distortion, mutilation, modification or destruction of the applicable AOI Invention, and (ii) any right to require that Meriturn’s or Kehaya’s name be used in association with that specific portion of the AOI Invention or with any work based thereon. The waiver specified by this Section 15.2 shall be for the benefit of AOI and shall survive the expiration or termination of Meriturn’s engagement with AOI or this Agreement for any reason.

16.	Notices. Any notice hereunder shall be given in writing by personal delivery or by facsimile transmission or by nationally recognized air courier, charges prepaid. Any notice to Meriturn or Kehaya or to AOI shall be sent to the address indicated as follows:

If to AOI:	Alliance One International, Inc.
P.O. Box 2009
8001 Aerial Center Parkway
Morrisville, NC 27560
Attention: Robert Sheets

If to Meriturn:	Meriturn Partners, LLC
3364 Washington Street
San Francisco, CA 94118
Attn: Lee Hansen

If to Kehaya:	Mark W. Kehaya
2805 Lakeview Drive
Raleigh, NC 29609

Each party may designate by notice any other address to which notices shall be sent. A notice shall be deemed given at the time of personal delivery, when sent by facsimile transmission, or at the time of confirmed delivery by a nationally recognized air courier.

17.	Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties, and supersedes any prior written or oral agreements between the parties with respect to the subject matter hereof. This Agreement may be modified or amended, if the amendment is made in writing and is signed by AOI and Meriturn; and if Kehaya is to be bound by a modification or amendment to Sections 10, 11, 12, 13 or 15, is also signed by Kehaya.

18.	Severability; Waiver. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited. The waiver by any party of compliance with any provision of this Agreement by another party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

19.	Survivorship. The respective rights and obligations of AOI, Meriturn and Kehaya hereunder shall survive any termination of Meriturn’s engagement to the extent necessary to the intended preservation of such rights and obligations.

20.	Assignment; Binding Effect. Neither Kehaya nor Meriturn may assign or transfer their rights or delegate their duties, responsibilities, or obligations under this Agreement to any person, firm, or corporation without the prior written consent of AOI. This Agreement and all of AOI’s rights and obligations hereunder may be assigned, delegated or transferred by AOI to any affiliate or subsidiary of AOI or to any business entity which at any time by merger, consolidation or otherwise acquires all or substantially all of the assets of AOI or to which AOI transfers all or substantially all of its assets. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, and any successors to or assigns of AOI.

21.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina. The parties hereto hereby agree that the appropriate and convenient forum and venue for any disputes between any of the parties hereto arising out of this Agreement shall be the courts in North Carolina and each of the parties hereto hereby submits to the personal jurisdiction of any such court. The foregoing shall not limit the rights of any party to obtain execution of judgment in any other jurisdiction.

22.	Headings; Counterparts. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute a single document.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ALLIANCE ONE INTERNATIONAL, INC.		MERITURN PARTNERS, LLC

By:	/s/ William S. Sheridan	By:	/s/ Lee C. Hansen
	William S. Sheridan		Managing Member

Title:	Member, Executive Committee of the Board of Directors

MARK KEHAYA

/s/ Mark Kehaya